Mayer Brown LLP
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Main Tel +1 212 506 2500
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David S. Bakst
Direct Tel +1 212 506 2551
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dbakst@mayerbrown.com

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:	Ms. Suzanne Hayes
Ms. Dorrie Yale
Ms. Mary Beth Breslin

Re:	Adaptimmune Therapeutics plc
Registration Statement on Form S-3
Filed July 28, 2016
File No. 333-212713

Dear Ms. Hayes, Ms. Yale and Ms. Breslin:

We are submitting this letter on behalf of our client, Adaptimmune Therapeutics plc (the “Company”), in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 8, 2016 (the “Comment Letter”) with regards to the Company’s Registration Statement on Form S-3 filed with the Commission on  July 28, 2016 (the “Registration Statement”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the response of the Company.

Comment 1

Incorporation by Reference, page 2

1.              Please update this section here, and in the prospectus supplement, to incorporate by reference your Current Reports on Form 8-K filed on February 3, 2016, March 17, 2016, March 30, 2016, April 7, 2016, April 22, 2016, June 6, 2016 and June 20, 2016. In this regard, we note that these Form 8-Ks contain language indicating that the information in such reports are not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934. However, the information reported under these Items to the Form 8-K are not permitted to be furnished. See General Instruction B to the Form 8-K.

Response

The Company has revised the Registration Statement to include the incorporation by reference of the Company’s current reports on Form 8-K filed on February 3, 2016, March 17, 2016, March 30, 2016, April 7, 2016, April 22, 2016, June 6, 2016 and June 20, 2016 into both the prospectus and the prospectus supplement in response to the Staff’s comment.  The Company has also revised the Registration Statement to include the incorporation by reference of the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2016, which was filed by the Company with the Commission on August 8, 2016.

Comment 2

General

2.              We note that you have a pending request for confidential treatment and that there are outstanding comments on your Form 20-F for the transition period from July 1, 2015 to December 31, 2015 filed March 17, 2016, and on your Form 8-K dated and filed on July 8, 2016. Please be advised that we will not be in a position to declare your registration statement effective until (1) we resolve any issues concerning the confidential treatment request, and (2) all comments on your Exchange Act filings are resolved.

Response

The Company respectfully notes the Staff’s comments regarding its confidential treatment request and outstanding comments on the Company’s Form 20-F for the transition period from July 1, 2015 to December 31, 2015 filed March 17, 2016 (the “Form 20-F”) and its Form 8-K dated and filed on July 8, 2016 (the “Form 8-K”) and their impact on acceleration of effectiveness of the Registration Statement. The Company acknowledges that the Staff will not be in a position to consider a request for acceleration of effectiveness of the Registration Statement until all issues concerning the confidential treatment request, the Form 20-F and the Form 8-K are resolved.

*     *     *

The Company acknowledges the Staff’s position that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me at (212) 506-2551.

Sincerely,

/s/ David S. Bakst
David S. Bakst

Cc:	James Noble, Chief Executive Officer
Adrian Rawcliffe, Chief Financial Officer
Margaret Henry, Corporate Secretary